UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

Spatializer Audio Laboratories, Inc.
(Name of Issuer)

Common Shares
(Title of Class of Securities)

84725L101
(CUSIP Number)

Greggory Schneider 10445 Wilshire Blvd. #1806 Los Angeles, CA 90024 310-365-8900
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

November 25, 2009
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See · 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D 84725L101

1	NAMES OF REPORTING PERSONS
Greggory Schneider I.R.S. Identification No.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(see instructions)	(a)	☐
		(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS* (see instructions)

As of July 7, 2009 sale was voided and funds received at that time are instead being treated as an account payable per the Issuers's Form 8-K filed November 25, 2009. The Year-end report will address the 296,113 differential from 645,000 as of July 7, 2009.

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
USA

	7	SOLE VOTING POWER
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
941,113

	8	SHARED VOTING POWER

n/a

	9	SOLE DISPOSITIVE POWER
941,113
	10	SHARED DISPOSITIVE POWER n/a
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
941,113

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
	(see instructions)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
14.48%

14	TYPE OF REPORTING PERSON
IN

Item 1. Security and Issuer Common Shares SPATIALIZER AUDIO LABORATORIES, INC 410 Park Avenue – 15th Floor New York, NY 10022

Item 2. Identity and Background.

(a)	Name: Greggory Schneider

(b)	Residence or business address: 10445 Wilshire Blvd. #1806 Los Angeles, CA 90024

(c)	Present Principal Occupation or Employment: Investor

(d)	Criminal Conviction: none

(e)	Court or Administrative Proceedings: none

(f)	Citizenship: USA

Item 3. Source and Amount of Funds or Other Consideration:

As of July 7, 2009 sale was voided and funds received at that time are instead being treated as an account payable per the Issuers's Form 8-K filed November 25, 2009.

Item 4. Purpose of Transaction Mr. Schneider is filing this form because he has crossed the 10% threshold and is an officer and director of the issuer.

(a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;
n/a
(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;
n/a
(c) A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;
n/a
(d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
n/a
(e) Any material change in the present capitalization or dividend policy of the issuer;
n/a
(f)
Any other material change in the issuer's business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

n/a
(g) Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;
n/a
(h)
Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

n/a
(i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or
n/a
(j) Any action similar to any of those enumerated above.
n/a

Item 5. Interest in Securities of the Issuer.

(a)	941,113 Common Shares 14.48%

(b)	Not applicable.

(c)	Not applicable.

Transaction Date: 09/25/2009
        *  As of July 7, 2009 sale was voided and funds received at that time are instead being treated as an account payable per the Issuers's Form 8-K filed November 25, 2009. The Year-end report will address the 296,113 share 4,405,000 as of July 7, 2009.

(d)	Not applicable.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer. Mr. Schneider is an officer and director of the issuer.

Item 7. Material to be Filed as Exhibits. None.

Signature After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 2, 2009
Greggory Schneider
By:	/s/ Greggory Schneider
Chief Financial Officer